Exhibit 15
Telvent Announces Second Quarter 2008 Financial Results
•	Six-month Pro Forma Revenues of € 284 million

•	Increase in Six-month Pro Forma Income from Operations of 13.9%

•	Six-month Pro Forma Diluted EPS of € 0.40

•	New Order Bookings of € 159 million
August 28, 2008 — Telvent GIT, S.A. (NASDAQ: TLVT), the IT company for a sustainable and secure world, today announced unaudited financial results for the second quarter and six-month periods ended June 30, 2008.
Pro forma revenues for the second quarter 2008 were € 148.3 million (€ 152.0 million excluding foreign currency exchange translation impact), compared to € 150.5 million in the second quarter of 2007. Pro forma revenues for the first six months of 2008 were € 284.4 million
(€ 291.6 million excluding foreign currency exchange translation impact) an increase of 6.5%, compared to pro forma revenues of € 267.0 million for the first six months of 2007.
Pro forma gross margin was 24.5% for the second quarter of 2008, compared to 21.7% in the second quarter of 2007. Pro forma gross margin for the first six months of 2008 was 25.5%, compared to 23.8% in the same period of 2007.
Pro forma operating margin for the second quarter 2008 was 5.6%, compared to 5.5% in the second quarter 2007. Pro forma operating margin was 6.7% for the first six months of 2008, showing an improvement of 40 basis points, from 6.3% in the first six months of 2007. Pro forma income from operations has increased by 13.9% in the first six months of 2008, compared to the same period of the prior year.
Pro forma net income for the second quarter 2008 was € 4.6 million, compared to € 5.2 million in the second quarter 2007. Pro forma EPS for the second quarter 2008 was € 0.16, compared to € 0.18 in the second quarter 2007. Pro forma net income for the first six months of 2008 was € 11.8 million, versus € 11.5 million for the first six months of 2007. Pro forma EPS for the first six months of 2008 was € 0.40, versus € 0.39 for the same period in 2007.
New order bookings (or new contracts signed) during the second quarter of 2008 totaled € 159.2 million. The accumulated bookings year-to-date were € 328.0 million.
Backlog (representing the portion of signed contracts for which performance is pending) was € 583.3 million as of June 30, 2008, reflecting a 7.7% growth over the € 541.5 million in backlog at the end of June 2007. In addition, soft backlog (representing pending performance on multi-year frame contracts for which there is no contractual obligation on the part of the client to fulfill the full contract amount) was € 145.9 million as of June 30, 2008.

Continued

Pipeline, measured as management’s estimates of opportunities for the following twelve months, is expected to approximate € 3.2 billion.
As of June 30, 2008, cash and cash equivalents were € 63.7 million and total debt (including € 77.2 million of net credit line due to related parties) amounted to € 157.0 million, resulting in a net debt position of € 93.3 million. As of December 31, 2007, the Company’s net debt position was € 0.5 million.
For the first six months of 2008, cash used in operating activities was € 80.2 million compared to € 76.8 million used in the same period last year. Cash provided by investing activities in the first six months of 2008 amounted to € 38.2 million, compared to € 21.8 million provided in the same period of 2007.
Manuel Sánchez, Telvent’s Chairman, said, “I am satisfied that we are managing to maintain our top line growth and increase in margins in the first half of this year despite a challenging economic environment, a Spanish presidential election process and the weakness of the U.S. Dollar currency. Our customers continue to rely on our technology solutions for a sustainable and secure world, as demonstrated by our bookings. These solid bookings and backlog, along with the strong pipeline, also give us confidence for the rest of 2008.”
“I am particularly content with the improvements we continue to achieve in operating margins. We are demonstrating our ability to grow while building a more efficient company. We also continue seeing the positive benefits derived from our successful integration of the Matchmind acquisition, ” he concluded.
Business Highlights
Energy
Some of the most relevant projects signed during the second quarter of 2008 were as follows:
▪	The project awarded by Sinopec (China Petroleum & Chemical Corporation), in China, for supplying technological systems that will control the Sichuan-East China gas pipeline. The project involves Telvent’s delivery of a turnkey solution adapted to the control and supervision needs and requirements of Sinopec’s gas pipeline. This solution will provide Sinopec with accurate data on the entire process of gas transportation, thereby ensuring optimization of China’s natural gas resources. The data acquisition and control solution will be implemented in the main control center and the emergency control center, where the 20 data acquisition stations and the 25 communication stations will be controlled. In addition, Telvent will handle system design, integration with the existing systems, testing, installation, start-up, training and maintenance.

Continued

Transportation
During the second quarter some of the significant contracts signed were:
▪	Contract signed with Metropolitan Transportation Authority (MTA), in the United States, for the Maintenance and Repair of the Electronic Toll Registry System for the MTA Bridges & Tunnels E-ZPass System. The contract is valued at approximately € 18 million. The contract involves the upgrade, enhancement, and maintenance of an E-ZPass electronic toll collection system, with electronic E-ZPass and manual collection lanes. Telvent will implement its Remote Operations and Maintenance System (ROMS), a monitoring tool that will improve maintenance and operations efforts, further increasing system availability for MTA Bridges & Tunnels E-ZPass patrons.
Environment
During the second quarter, significant contracts signed were:
▪	Contract with the Andalusian Water Agency of the Council for the Environment, in Andalusia (Spain), for the maintenance, the update, and exploitation of the Automated Hydrological Information System (AHIS) of the Andalusian Mediterranean Basin (AMB). The goal of the contract is to set the maintenance works for the SAIH-South network in order to achieve proper and permanent functioning over the course of its duration. This network is located within the so-called Andalusian Mediterranean Basin (approximately 18,000 square kilometres). This contract strengthens our relationship with the Andalusian Water Agency.

Continued

Public Administration
Significant projects awarded in the second quarter 2008, among others, included:
▪	Contract signed with the Andalusian Health Service, in Spain, to develop and implement its corporate information system for specialized care throughout the entire hospital network.
Global Services
During June of 2008, Telvent obtained certification in compliance with the ISO 20000-1:2005 standard for the Information Technologies Services Management System (ITSMS) of its Global Services division, through the external audit conducted by the British Standard Institute (BSI) firm. This certification acknowledges the high quality of Telvent’s IT service management solutions, based on ITIL (Information Technology Infrastructure Library) practices, the most widely recognized international standard for managing and operating IT infrastructure.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and EPS. Pro forma net income and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting which enhances our investors’ understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Pro forma net income excludes the amortization of intangible assets from the purchase price allocations in our acquisitions, stock compensation plan expenses and mark-to-market hedging, that Telvent believes are not indicative of its core performance or results. Reconciliation between GAAP, pro forma net income and EPS is provided in this release in a table immediately following the condensed consolidated financial statements.

Continued

Conference Call Details
Manuel Sánchez, Telvent’s Chairman and Chief Executive Officer, and Barbara Zubiria, Chief Financial Reporting Officer and Head of Investor Relations, will conduct a conference call to discuss the second quarter 2008 results, which will be simultaneously webcast at 2:00 P.M. Eastern Time / 8:00 P.M. Madrid Time on Thursday, August 28, 2008.
To access the conference call, participants in North America should dial (800) 374-0724 and international participants +1 (706) 634-1387. A live webcast of the conference call will be available at the Investor Relations page of Telvent’s corporate website at www.telvent.com. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available on the website approximately two hours after the conference call is completed.
About Telvent
Telvent (NASDAQ: TLVT) is a unique global company listed on the NASDAQ Stock Exchange and a component of the CleanTech IndexTM —the first and only stock market index of leading clean technology (“cleantech”) companies.
Telvent, the IT Company for a sustainable and secure world, specializes in high-value-added products, services and integrated solutions in the Energy, Transportation, Environmental and Public Administration industry segments, as well as Global Services. Its innovative technology and proven experience help ensure secure and efficient management of the operating and business processes of the world’s leading companies. (www.telvent.com)
Investor Relations Contact:
Barbara Zubiria
Tel. +34-902-335599
Email: barbara.zubiria@telvent.com
Lucia Domville
Tel. +1 (646) 284-9416
Email: ldomville@hfgcg.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on March 10, 2008 and Telvent’s Quarterly Report on Form 6-K for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission on May 22, 2008.

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Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€63,742	€73,755
Restricted cash	—	8,590
Other short-term investments	600	461
Derivative contracts	3,163	3,544
Accounts receivable (net of allowances of € 574 as of June 30, 2008 and € 639 as of December 31, 2007)	117,497	143,261
Unbilled revenues	270,704	196,307
Due from related parties	10,180	38,773
Inventory	28,497	21,194
Other taxes receivable	8,874	9,309
Deferred tax assets	2,093	2,399
Other current assets	5,445	3,476

Total current assets	€470,795	€501,069
Deposits and other investments	7,145	7,103
Investments carried under the equity method	6,458	219
Derivative contracts	154	—
Property, plant and equipment, net of accumulated depreciation of € 48,824 as of June 30, 2008 and € 45,915 as of December 31, 2007	53,809	52,975
Long-term receivables and other assets	8,646	8,605
Deferred tax assets	19,817	16,529
Other intangible assets, net of accumulated amortization of € 17,211 as of June 30, 2008 and € 16,373 as of December 31, 2007	18,960	22,381
Goodwill	55,926	64,638

Total assets	€641,710	€673,519

Liabilities and shareholders’ equity:
Accounts payable	€189,973	€252,624
Billings in excess of costs and estimated earnings	24,373	35,501
Accrued and other liabilities	24,887	13,668
Income and other taxes payable	13,638	21,452
Deferred tax liabilities	4,155	2,546
Due to related parties	92,283	25,315
Current portion of long-term debt	1,418	3,488
Short-term debt	43,000	63,998
Short-term leasing obligations	7,507	7,075
Derivative contracts	4,108	3,686

Total current liabilities	€405,342	€429,353
Long-term debt less current portion	12,192	12,230
Long-term leasing obligations	20,888	22,959
Other long term liabilities	11,147	8,198
Deferred tax liabilities	2,472	6,361
Unearned income	1,018	409
Derivative contracts	615	—

Total liabilities	€453,674	€479,510

Continued

Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)

Minority interest	4,216	3,889

Commitments and contingencies

Shareholders’ equity:
Common stock, € 3.005 nominal par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in-capital	42,190	42,072
Deferred compensation	—	—
Accumulated other comprehensive income	(10,176)	(5,294)
Retained earnings	63,917	65,453

Total shareholders’ equity	€183,820	€190,120

Total liabilities and shareholders’ equity	€641,710	€673,519

Continued

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Revenues	€149,254	€156,597	€287,935	€277,959
Cost of revenues	112,926	124,277	215,586	214,904

Gross profit	€36,328	€32,320	€73,349	€63,055

General and administrative	14,821	14,322	29,153	26,417
Sales and marketing	6,967	3,912	12,037	8,247
Research and development	4,585	5,193	9,092	9,759
Depreciation and amortization	2,891	2,592	5,602	5,163

Total operating expenses	€29,264	€26,019	€55,884	€49,586

Income from operations	7,064	6,301	16,465	13,469
Financial income (expense), net	(3,787)	(3,091)	(6,333)	(4,924)
Income from companies carried under equity method	(114)		126

Total other income (expense)	€(3,901)	€(3,091)	€(6,207)	€(4,924)

Income before income taxes	3,163	3,210	10,258	8,545
Income tax expense (benefit)	334	(57)	1,274	233

Net income before minority interest	€2,829	€3,267	€8,984	€8,312

Loss/(profit) attributable to minority interests	(325)	266	(576)	352

Net income	€2,504	€3,533	€8,408	€8,664

Earnings per share
Basic and diluted net income per share	€0.09	€0.12	€0.29	€0.30

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100

Continued

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Six months ended
	June 30,
	2008	2007
Cash flows from operating activities:
Net income	€8,408	€8,664
Adjustments to reconcile net income to net cash provided by operating activities:	6,985	(906)
Change in operating assets and liabilities, net of amounts acquired:	(92,947)	(81,944)
Change in operating assets and liabilities due to temporary joint ventures	(2,623)	(2,627)

Net cash provided by (used in) operating activities	€(80,177)	€(76,813)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	8,590	8,045
Due from related parties	34,724	22,916
Acquisition of subsidiaries, net of cash	(738)	(7,018)
Purchase of property, plant & equipment	(2,861)	(2,223)
Purchase of software technology		(383)
Disposal / (acquisition) of investment	(1,555)	503
Net cash provided by (used in) investing activities	€38,160	€21,840

Cash flows from financing activities:
Proceeds from long-term debt	595	23
Repayment of long-term debt	(2,703)	(3,944)
Proceeds from short-term debt	1,905	17,533
Repayment of short-term debt	(21,440)	(814)
Due to related parties	64,676	42,408
Dividend paid	(9,944)	(8,774)
Proceeds (repayments) of long term liabilities	99	(914)
Net cash provided by (used in) financing activities	€33,188	€45,518

Net increase (decrease) in cash and cash equivalents	€(8,829)	€(9,455)
Net effect of foreign exchange in cash and cash equivalents	(1,184)	42
Cash and cash equivalents at the beginning of period	68,409	60,997
Joint venture cash and cash equivalents at the beginning of period	5,346	8,235
Cash and cash equivalents at the end of period	€63,742	€59,819

Supplemental disclosure of cash information:
Cash paid for the period:
Interest	€5,944	€5,855

Non-cash transactions:
Capital leases	€1,898	€2,575

Continued

Reconciliation between GAAP and Pro Forma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended June 30, 2008				Six months ended June 30, 2008
	GAAP	Adjustments		Pro forma	GAAP	Adjustments		Pro forma

Revenues	€149,254	€952	(1)	€148,302	€287,935	€3,526	(1)	€284,409
Cost of revenues	112,926	893	(1)	112,033	215,586	3,588	(1)	211,998

Gross profit	€36,328	€59		€36,269	€72,349	€(62)		€72,411

General and administrative	14,821	454	(2)	14,367	29,153	904	(2)	28,249
Sales and marketing	6,967			6,967	12,037			12,037
Research and development	4,585			4,585	9,092			9,092
Depreciation and amortization	2,891	829	(3)	2,062	5,602	1,676	(3)	3,926

Total operating expenses	€29,264	€1,283		€27,981	€55,884	€2,580		€53,304

Income from operations	7,064	(1,224)		8,288	16,645	(2,642)		19,107
Financial (expense), net	(3,787)	(1,167)	(4)	(2,620)	(6,333)	(1,676)	(4)	(4,657)
Income from companies under equity method	(114)	(114)	(1)	0	126	126	(1)	0

Total other income (expense)	€(3,901)	€(1,281)		€(2,620)	€(6,207)	€(1,550)		€(4,657)

Income before income taxes	3,163	(2,505)		5,668	10,258	(4,192)		14,450
Income tax expense (benefit)	334	(392)	(5)	726	1,274	(874)	(5)	2,148

Net income before minority interest	€2,829	€(2,113)		€4,942	€8,984	€(3,318)		€12,302

Loss/(Profit) attributable to minority interests	(325)	38	(1)	(363)	(576)	(45)	(1)	(531)

Net income	€2,504	€(2,075)		€4,579	€8,408	€(3,363)		€11,771

Earnings per share
Basic and diluted net income per share	€0.09			€0.16	€0.29			€0.40

Weighted average number of shares outstanding
Basic and diluted	29,247,100			29,247,100	29,247,100			29,247,100

Adjustments to reconcile GAAP with Pro forma:
(1) Joint ventures
(2) Stock compensation plan expenses
(3) Amortization of intangibles
(4) Mark to market derivatives
(5) Fiscal effect of previous adjustments

Continued

Reconciliation between GAAP and Pro Forma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended June 30, 2007				Six months ended June 30, 2007
	GAAP	Adjustments		Pro forma	GAAP	Adjustments		Pro forma

Revenues	€156,597	€6,063	(1)	€150,534	€277,959	€10,957	(1)	€267,002
Cost of revenues	124,277	6,345	(1)	117,932	214,904	11,336	(1)	203,568

Gross profit	€32,320	€(282)		€32,602	€63,055	€(379)		€63,434

General and administrative	14,322	947	(2)	13,375	26,417	1,381	(2)	25,036
Sales and marketing	3,912			3,912	8,247			8,247
Research and development	5,193			5,193	9,759			9,759
Depreciation and amortization	2,592	716	(3)	1,876	5,163	1,548	(3)	3,615

Total operating expenses	€26,019	€1,663		€24,356	€49,586	€2,929		€46,657

Income from operations	6,301	(1,945)		8,246	13,469	(3,308)		16,777
Financial (expense), net	(3,091)	(805)	(4)	(2,286)	(4,924)	(1,051)	(4)	(3,873)
Income from companies under equity method

Total other income (expense)	€(3,091)	€(805)		€(2,286)	€(4,924)	€(1,051)		€(3,873)

Income before income taxes	3,210	(2,750)		5,960	8,545	(4,359)		12,904
Income tax expense (benefit)	(57)	(923)	(5)	866	233	(1,287)	(5)	1,520

Net income before minority interest	€3,267	€(1,827)		€5,094	€8,312	€(3,072)		€11,384

Loss/(Profit) attributable to minority interests	266	159	(1)	107	352	256	(1)	96

Net income	€3,533	€(1,668)		€5,201	€8,664	€(2,816)		€11,480

Earnings per share
Basic and diluted net income per share	€0.12			€0.18	€0.30			€0.39

Weighted average number of shares outstanding
Basic and diluted	29,247,100			29,247,100	29,247,100			29,247,100

Adjustments to reconcile GAAP with Pro forma:
(1) Joint ventures
(2) Stock compensation plan expenses
(3) Amortization of intangibles
(4) Mark to market derivatives
(5) Fiscal effect of previous adjustments

Continued

Segment Information
(In thousands of Euros, except share and per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
Revenues
Energy	€39,518	€57,016	€80,254	€112,372
Transportation	59,457	62,363	106,702	104,226
Environment	9,448	10,935	17,896	19,497
Public Administration	6,093	15,313	18,012	22,057
Global Services	34,738	10,970	65,071	19,807

	€149,254	€156,597	€287,935	€277,959

Gross Margin
Energy	21.4%	17.4%	22.7%	20.7%
Transportation	22.2	20.4	24.1	21.7
Environment	37.9	29.0	30.7	27.5
Public Administration	10.4	12.4	12.6	15.6
Global Services	30.1	41.7	31.7	42.2

	24.3%	20.6%	25.1%	22.7%